Exhibit 10.3

EXECUTION COPY
Brookdale Senior Living Inc.
111 Westwood Place, Suite 400
 Brentwood, Tennessee 37027
May 22, 2014
Granger Cobb
c/o Emeritus Corporation
3131 Elliott Avenue, Suite 500
 Seattle, Washington 98121
Dear Granger:
Reference is hereby made to that certain Agreement and Plan of Merger, dated as of February 20, 2014 (the "Merger Agreement"), by and among Brookdale Senior Living Inc., a Delaware corporation (the "Company"), Broadway Merger Sub Corporation, a Delaware corporation and a direct wholly owned subsidiary of the Company (the "Merger Sub"), and Emeritus Corporation, a Washington corporation (the "Target"), pursuant to which Merger Sub.  will merge with and into the Target (the "Merger" and the date on which the Merger closes, the "Closing Date").
This letter agreement (this "Agreement") amends and restates in its entirety that certain letter agreement dated February 20, 2014 between you and the Company and sets forth the terms and conditions of certain matters relating to you in connection with the Merger, including:
(i)            the termination of your employment with the Target and its affiliates, effective as of the Closing Date;
(ii)            your appointment to, and service as a member of, the Board of Directors of the Company (the "Board") following the Closing Date, subject to you being designated by the Target in accordance with Section 6.14 of the Merger Agreement and the reasonable approval of the Nominating and Corporate Governance Committee of the Board (the "Designation and Approval"); and
(iii)            your service as a consultant to the Company following the Closing Date.
1.            Termination of Employment.
(a)            Date of Termination.  If you are still employed by the Target effective as of immediately prior to the completion of the Merger, your employment with the Target will terminate effective as of the completion of the Merger (the "Employment Termination").
(b)            Severance Payment.  The Employment Termination will be treated for purposes of your Amended and Restated Employment Agreement with the Target, dated January 1, 2012 (the "Employment Agreement"), as a termination of your employment by the Target without Cause for purposes of Section 7(e) of the Employment Agreement.  Accordingly,

if you (i) execute the Form of Release attached as Exhibit A to the Employment Agreement (the "Release") within 45 days following the Closing Date and do not revoke it during any applicable revocation period, and (ii) otherwise comply with all applicable terms and conditions of the Employment Agreement and Section 5 of this Agreement, you will receive a lump sum cash payment, less applicable tax withholdings (including any withholdings for excise taxes imposed under Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code")), equal to $4,589,938 (the "Severance Payment").  The Severance Payment, together with any Accrued Obligations (as defined in the Employment Agreement, and explicitly including without limitation the 2013 Annual Bonus if unpaid as of the Closing Date) will be paid to you in full satisfaction of your rights under the Employment Agreement.
(c)            Timing of Severance Payment.  The Severance Payment will be paid to you within ten business days following the date on which the Release becomes irrevocable; provided that in no event will the Severance Payment be made to you after the later of (x) December 31 of the year in which the Employment Termination occurs and (y) the 15th day of the third month following the date on which the Employment Termination occurs.
(d)            Continuing Obligations.  Following the Employment Termination, you will continue to be subject to all applicable ongoing obligations, including without limitation any such obligations under the Employment Agreement.
(e)            Computations under Sections 280G and 4999 of the Code.  The Target has engaged Ernst & Young (the "Firm") to perform all computations and determinations under Sections 280G and 4999 of the Code with respect to the payments to be made to you in connection with this Agreement and the Merger.  The Firm shall provide its determinations and any supporting calculations to Target, the Company and you for review, comment, and approval within five (5) business days after the Employment Termination occurs, or such earlier time as is requested by Target.  The parties agree to work together in good faith with respect to such calculations and determinations and not to take or cause to be taken any position or other action inconsistent with the Firm's determination that is finally approved by the Company in its sole discretion following consultation with the Firm, the Target and you for any tax reporting purpose, upon examination of any tax return, or in any litigation, investigation or otherwise, unless otherwise required by a determination (within the meaning of Section 1313(a) of the Code or any comparable provision of law).
2.            Appointment to the Company's Board of Directors.
(a)            Appointment and Service.  Subject to the Designation and Approval, the Company shall use reasonable best efforts to appoint you to serve as a member of the Board (a "Company Director") in Class I, effective as of the Closing Date and continuing until the earlier of (i) the expiration of your class term and (ii) your termination as a Company Director either voluntarily by you or for cause.
(b)            Compensation for Service.  Except as set forth in Section 2(c), during the Consulting Period (as defined below), you will not be entitled to any compensation (including cash retainers and equity awards) in respect of your service as a Company Director, other than reimbursement for out of pocket and travel expenses incurred in connection with your service as a Company Director in a manner consistent with the Company's expense reimbursement policy for other members of the Board.  If you remain as a Company Director following the expiration of the Consulting Period, you will receive the same compensation for your service as a Company Director as is provided by the Company to other non-employee members of the Board in respect of their service on the Board.
(c)            Health Insurance.  At all times during your service as a Company Director, including during the Consulting Period, you will be eligible to participate in a health insurance plan maintained by the Company or one of its affiliates on terms and conditions similar to those provided to former executives of the Company who serve on the Board, to the extent permitted by the terms of such plan.  You will be eligible to elect COBRA continuation coverage following your termination of service as a Company Director.
3.            Service as a Consultant to the Company.
(a)            Consulting Period.  You will be retained by the Company as a consultant (a "Consultant"), serving in the role of Senior Advisor, for the period beginning on the Closing Date and ending on the later of (i) the third anniversary of the Closing Date or (ii) such later date as mutually agreed between you and the Company (as applicable, the "Consulting Period").  Notwithstanding the foregoing, either you or the Company may terminate the Consulting Period at any time by providing at least 90 days of advance written notice to the other.  Upon the termination of the Consulting Period for any reason, you will be entitled only to receive payment of any earned but unpaid portion of the Consulting Fee and any expenses that you incurred in respect of the Consulting Services that are not reimbursed as of the date of such termination.
(b)            Consulting Services.  During the Consulting Period, you will, in each case as requested by the Company's Chief Executive Officer (the "CEO") or his designee, (i) provide services and advice regarding integration and transition planning and implementation matters relating to the Merger, (ii) serve as an advisor to the CEO and the other members of the Company's senior management team, (iii) serve as an advisory member to the Company's Senior Management Executive Committee and (iv) assist with other special projects (collectively, the "Consulting Services").  You will be required to maintain a presence at the Company's headquarters in the Nashville, Tennessee area as needed during the Consulting Period and may otherwise be required to travel as reasonably necessary in respect of your performance of the Consulting Services.
(c)            Time Commitment.  While the Company does not expect that you will be required to provide the Consulting Services on a full-time basis during the Consulting Period, you acknowledge and agree that you will devote such time, effort and attention as you and the Company determine in good faith to be reasonably necessary to perform the Consulting Services in a satisfactory manner.
(d)            Consulting Fee and Other Consideration.
(i)            Consulting Fee.  You will receive a cash consulting fee of $265,000 for each full calendar year during the Consulting Period (pro-rated for any partial calendar year), payable in substantially equal biweekly installments (the "Consulting Fee").

(ii)            Grant of Restricted Shares.  Subject to the approval of the Compensation Committee of the Board, you will receive a grant of a number of restricted shares of the Company's common stock on the Closing Date equal to (x) $1,000,000, divided by (y) the closing price of a share of the Company's common stock on the grant date (the "Restricted Shares").  The Restricted Shares will vest in equal annual installments on each of the first three anniversaries of the grant date, subject to your continued service as a Consultant through the applicable vesting date.  The Restricted Shares will be subject to all of the terms and conditions of the applicable Company equity incentive plan and a written award agreement which will contain, among other terms, non-competition and non-solicitation provisions substantially similar to the non-competition and non-solicitation provisions provided for in the Company's form of restricted share agreement for executive officers of the Company; provided that any references in such agreement to employment or termination of employment will instead refer to your status as a Consultant and the termination of the Consulting Period.
(iii)            Insurance Premiums.  During the Consulting Period, the Company will reimburse you for up to $35,000 for each full calendar year during the Consulting Period (pro-rated for any partial calendar year) in respect of premiums that you pay for life insurance and disability arrangements that are in effect immediately prior to the Closing Date and that you elect to continue to maintain on an individual basis.  The Company is not required to maintain any such arrangements following the date of the Employment Termination.
(iv)            Expense Reimbursement.  The Company will reimburse you for all  reasonable out of pocket and travel expenses that you incur in connection with the performance of the Consulting Services in accordance with the Company's expense reimbursement policy in effect from time to time.
(v)            Executive Assistant.  During the Consulting Period, the Company  will provide you with an executive assistant.  Unless otherwise determined by you and for so long as she remains employed the Company or one of its affiliates, your current assistant will be made available to fulfill this role and will not be subject to Section 5(b).
(e)            Status as Independent Contractor; Inability to Bind; Taxes.
(i)            Except as provided in Section 2 above, your relationship to the Company during the Consulting Period will only be that of an independent contractor and you will perform the Consulting Services as an independent contractor.  Nothing in this Agreement will be construed to constitute the Company and you as partners or as joint venturers, as agent of the other, or as employer and employee.
(ii)            You will not have any right or authority to assume or create any obligation or responsibility, express or implied, on behalf of or in the name of the Company or any of its subsidiaries, or to bind such entities in any manner in respect of your services as a Consultant, and will not make any contrary representation to any third party.  You will not direct the work of any employee of the Company or make any management decisions on behalf of the Company in respect of your services as a Consultant.

(iii)            You will be solely responsible for the payment of any federal, state, local or other taxes, including but not limited to, estimated taxes and self-employment taxes, as well as any interest or penalties which may be assessed, imposed or incurred as a result of the compensation paid to you under Section 3(d).
4.            Terms of Merger Agreement.  Except as expressly provided in Section 5(f), nothing in this Agreement is intended to limit or modify your right to receive any payments that you are entitled to receive in accordance with the Merger Agreement as a result of the Merger, including without limitation, (i) payment of the Merger Consideration (as defined in the Merger Agreement) in respect of any shares of Target common stock that you hold immediately prior to the Closing Date in accordance with Section 2.01 of the Merger Agreement, (ii) payment in respect of your outstanding equity awards relating to Target common stock in accordance with Section 2.03 of the Merger Agreement and (iii) payment of your account balance in respect of the termination of the Emeritus Corporation Non-Qualified Deferred Compensation Plan in accordance with Section 6.08(d) of the Merger Agreement.
5.            Restrictive Covenants.  You hereby acknowledge that the following provisions are reasonable in light of the arrangements referenced in this Agreement, represent a material inducement of the Company to enter into this Agreement, and that the Company would not have entered into this Agreement without your agreement to be bound by such provisions.
(a)            Noncompetition.  You hereby agree that during the period commencing on the Closing Date and ending on the thirtieth (30th) month following the later of (i) in the event that you do not become a Company Director or Consultant, the Closing Date or (ii) in the event that you become a Company Director and/or Consultant, the later of the termination of your service as a Company Director or Consultant for any reason or for no reason (the applicable date in (i) or (ii), the "Applicable Date"), you shall not directly or indirectly, either as a principal, agent, employee, employer, consultant, partner, shareholder of a closely held corporation or shareholder in excess of five percent of a publicly traded corporation, corporate officer or director, or in any other individual or representative capacity, engage or otherwise participate in any manner or fashion in any business that is a Competing Business in the Area.  You further covenant and agree that this restrictive covenant is reasonable as to duration, terms and geographical area and that the same protects the legitimate interests of the Company and its affiliates, imposes no undue hardship on you, is not injurious to the public, and that any violation of this restrictive covenant shall be specifically enforceable in any court with jurisdiction upon short notice.  Solely for purposes of this paragraph:  "Area" means a 15 mile radius of any senior living facility owned, managed or operated by the Company (or its successor) as of the Applicable Date; and "Competing Business" means the business of owning, operating or managing senior living facilities having gross annualized revenues of at least $35 million or owning, operating or managing, in the aggregate, at least 1,000 units/beds provided that at least 750 units/beds owned, operated or managed by such business are located within the Area.
(b)            Solicitation of Employees, Etc.  You hereby agree that during the period commencing on the Closing Date and ending on the thirtieth (30th) month following the Applicable Date, you shall not, directly or indirectly, solicit or induce any officer, director, employee, agent or consultant of the Company or any of its successors, assigns, subsidiaries or affiliates to terminate his, her or its employment or other relationship with the Company or its successors, assigns, subsidiaries or affiliates for the purpose of associating with any competitor of the Company or its successors, assigns, subsidiaries or affiliates, or otherwise encourage any such person or entity to leave or sever his, her or its employment or other relationship with the Company or its successors, assigns, subsidiaries or affiliates, for any other reason.
(c)            Solicitation of Clients, Etc.  You hereby agree that during the period commencing on the Closing Date and ending on the thirtieth (30th) month following the Applicable Date, you shall not, directly or indirectly, solicit or induce (i) any customers or clients of the Company or its successors, assigns, subsidiaries or affiliates or (ii) any vendors, suppliers or consultants then under contract to the Company or its successors, assigns, subsidiaries or affiliates, to terminate his, her or its relationship with the Company or its successors, assigns, subsidiaries or affiliates, for the purpose of associating with any competitor of the Company or its successors, assigns, subsidiaries or affiliates, or otherwise encourage such customers or clients, or vendors, suppliers or consultants then under contract, to terminate his, her or its relationship with the Company or its successors, assigns, subsidiaries or affiliates, for any other reason.  Nothing in this Section applies to those customers, clients, vendors, suppliers, or consultants who did not conduct business with the Company, or its successors, assigns, subsidiaries or affiliates, during the Consulting Period or your service as a Company Director, as applicable.
(d)            Disparaging Comments.  You agree that commencing on the Closing Date and thereafter, you shall not make any disparaging or defamatory comments regarding the Company or, after the Applicable Date, make any comments concerning any aspect of the termination of your relationship with the Company.  Your obligations under this subsection shall not apply to disclosures required by applicable law, regulation or order of any court or governmental agency.
(e)            Confidentiality.  All books of account, records, systems, correspondence, documents, and any and all other data, in whatever form, concerning or containing any reference to the works and business of the Company or its affiliates shall belong to the Company and shall be given up to the Company whenever the Company requires you to do so.  You agree that you shall not at any time on or after the Closing Date, without the Company's prior written consent, disclose to any person (individual or entity) any information or any trade secrets, plans or other information or data, in whatever form (including, without limitation, any financing strategies and practices, pricing information and methods, training and operational procedures, advertising, marketing, and sales information or methodologies or financial information concerning the Company's or any of its affiliated companies' or customers' practices, businesses, procedures, systems, plans or policies (collectively, "Confidential Information"), nor shall you utilize any such Confidential Information in any way or communicate with or contact any such customer other than in connection with your services to the Company as set forth herein.  You hereby confirm that all Confidential Information constitutes the Company's exclusive property, and that all of the restrictions on your activities contained herein and such other nondisclosure policies of the Company are required for the Company's reasonable protection.  Confidential Information shall not include any information that has otherwise been disclosed to the public not in violation of this Agreement.  This confidentiality provision shall survive the termination of this Agreement and shall not be limited by any other confidentiality agreements entered into with the Company or any of its affiliates

With respect to any Confidential Information that constitutes a "trade secret" pursuant to applicable law, the restrictions described above shall remain in force for so long as the particular information remains a trade secret or for the two year period immediately following the Applicable Date, whichever is longer.  With respect to any Confidential Information that does not constitute a "trade secret" pursuant to applicable law, the restrictions described above shall remain in force for the period commencing on the Closing Date and ending on the second anniversary of the Applicable Date.
Nothing contained in this Section shall limit any common law or statutory obligation that you may have to the Company or any of its affiliates.  For purposes of this Section, the "Company" refers to the Company and any incorporated or unincorporated affiliates of the Company, including any entity which becomes your employer or other service recipient as a result of any reorganization or restructuring of the Company for any reason.
(f)            Recovery of Compensation.  Notwithstanding any other provision of this Agreement to the contrary, if you materially breach any of the restrictive covenants set forth in paragraphs (a), (b), and/or (c) of this Section 5 on or following the Closing Date, then (i) you shall immediately forfeit your right to receive the Severance Payment, to the extent then unpaid, and (ii) the Company shall be entitled to require that (x) you repay to the Company an amount in cash equal to the gross amount of the Severance Payment previously paid to you, if applicable, and (y) you return each share of the common stock of the Company ("Brookdale Stock") that you receive in respect of your Company Restricted Stock (as defined in the Merger Agreement) in connection with the Merger, or to the extent you no longer hold all such shares of Brookdale Stock, that you repay to the Company an amount in cash equal to the fair market value of such shares of Brookdale Stock that you no longer hold, determined based on the greater of the closing market price of such shares of Brookdale Stock as of the Closing Date or on the date on which you sold or otherwise transferred such shares of Brookdale Stock.  The Company will provide you with written notice of the breach and give you ten (10) days to either cure the breach, to the extent curable, or explain why you do not believe there has been a breach.  You shall be required to repay the applicable amount, and return any applicable shares of Brookdale Stock, within fourteen (14) days following the end of the cure period.  This paragraph (f) shall be cumulative and not exclusive, and shall be in addition to any other remedy at law or in equity available to the Company.
6.            General.
(a)            Notices.  Any notices provided hereunder must be in writing and shall be deemed effective upon the earlier of one (1) business day following personal delivery (including personal delivery by facsimile), or the third (3rd) business day after mailing by first class mail to the recipient at the address indicated below:

The Company:
Brookdale Senior Living Inc.
111 Westwood Place, Suite 400
Brentwood, Tennessee 37027
Fax No.:  (615) 564-8204
 Attention:  Chief Executive Officer
Granger Cobb:
At the address contained in the Company's personnel files.
(b)            Severability.  Any provision of this Agreement which is deemed by a court of competent jurisdiction to be invalid, illegal or unenforceable in any jurisdiction shall, as to that jurisdiction and subject to this paragraph be ineffective to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions hereof in such jurisdiction or rendering that or any other provisions of this Agreement invalid, illegal, or unenforceable in any other jurisdiction.  If any covenant should be deemed invalid, illegal or unenforceable by a court of competent jurisdiction because its scope is considered excessive, such covenant shall be modified so that the scope of the covenant is reduced only to the minimum extent necessary to render the modified covenant valid, legal and enforceable.
(c)            Entire Agreement.  This document constitutes the final, complete, and exclusive embodiment of the entire agreement and understanding between the parties related to the subject matter hereof and except as otherwise explicitly set forth in this Agreement, supersedes and preempts any prior or contemporaneous understandings, agreements, or representations by or between the parties, written or oral, including, without limitation, that certain letter agreement dated February 20, 2014 between you and the Company.
(d)            Counterparts.  This Agreement may be executed on separate counterparts, any one of which need not contain signatures of more than one party, but all of which taken together will constitute one and the same agreement.
(e)            Amendments.  No amendments or other modifications to this Agreement may be made except by a writing signed by all parties.  Nothing in this Agreement, express or implied, is intended to confer upon any third person any rights or remedies under or by reason of this Agreement.
(f)            Choice of Law.  All questions concerning the construction, validity and interpretation of this Agreement shall be governed by the laws of the State of Tennessee without giving effect to principles of conflicts of law of such state.
(g)            Survivorship.  The provisions of this Agreement necessary to carry out the intention of the parties as expressed herein shall survive the termination or expiration of this Agreement.
(h)            Waiver.  The waiver by either party of the other party's prompt and complete performance, or breach or violation, of any provision of this Agreement shall not operate nor be construed as a waiver of any subsequent breach or violation, and the failure by any party hereto to exercise any right or remedy which it may possess hereunder shall not operate nor be construed as a bar to the exercise of such right or remedy by such party upon the occurrence of any subsequent breach or violation.  No waiver shall be deemed to have occurred unless set forth in a writing executed by or on behalf of the waiving party.  No such written waiver shall be deemed a continuing waiver unless specifically stated therein, and each such waiver shall operate only as to the specific term or condition waived and shall not constitute a waiver of such term or condition for the future or as to any act other than that specifically waived.
(i)            Captions.  The captions of this Agreement are for convenience and reference only and in no way define, describe, extend or limit the scope or intent of this Agreement or the intent of any provision hereof.
(j)            Construction.  The parties acknowledge that this Agreement is the result of arm's-length negotiations between sophisticated parties, each afforded representation by legal counsel.  Each and every provision of this Agreement shall be construed as though both parties participated equally in the drafting of the same, and any rule of construction that a document shall be construed against the drafting party shall not be applicable to this Agreement.
(k)            Operation of Agreement.  This Agreement will be binding immediately upon its execution by the parties, but it will only become effective as of the Closing Date.  In the event that the Merger does not occur, this Agreement will have no force or effect and all of the terms and conditions hereof will be canceled without any obligation of either party hereto.
[Signature Page Follows]

Please execute this Agreement in the appropriate space below to memorialize your acknowledgement and acceptance of the terms and conditions of this Agreement.  Please do not hesitate to contact me if you have any questions regarding this Agreement.

Brookdale Senior Living Inc.

/s/ T. Andrew Smith
Name: T. Andrew Smith
Title: Chief Executive Officer

Acknowledged and Agreed as of May 22, 2014:

/s/ Granger Cobb
Granger Cobb

[Signature Page to Cobb Letter Agreement]